UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

URANIUM ENERGY CORP.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

916896103
(CUSIP Number)

July 19, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person IRS Identification No. of Above Person	Westcliff Capital Management, LLC EIN 77-0435868
2		Check the Appropriate Box if a member of a Group	(a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization	California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power	0
	6	Shared Voting Power	3,916,898
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	3,916,898
9	Aggregate Amount Beneficially Owned by Each Reporting Person		3,916,898
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented by Amount in Row 9		10.08%
12	Type of Reporting Person		IA

1	Name of Reporting Person IRS Identification No. of Above Person	Richard S. Spencer III
2		Check the Appropriate Box if a member of a Group	(a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power	0
	6	Shared Voting Power	3,916,898
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	3,916,898
9	Aggregate Amount Beneficially Owned by Each Reporting Person		3,916,898
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		☐
11	Percent of Class Represented by Amount in Row 9		10.08%
12	Type of Reporting Person		HC, IN

Item 1(a).	Name of Issuer:

Uranium Energy Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9801 Anderson Mill Road, Suite 230, Austin, Texas 78750

Item 2(a).	Names of Persons Filing:

Westcliff Capital Management, LLC (“Westcliff LLC”) and Richard S. Spencer III (“Spencer” and, together with Westcliff LLC, the “Filers”).

Westcliff LLC and Spencer disclaim beneficial ownership of the Stock (as defined below) except to the extent of their respective pecuniary interests therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each Filer is 200 Seventh Avenue, Suite 105, Santa Cruz, CA  95062.

Item 2(c).	Citizenship:

See Item 4 of the cover page for each Filer.

Item 2(d).	Title of Class of Securities:

This Schedule relates to shares of common stock of the Issuer (the “Stock”) and warrants exercisable for such shares (the “Warrants” and, together with the Stock, the “Securities”).

Item 2(e).	CUSIP Number:

916896103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Westcliff LLC, as investment manager of various client accounts, and Spencer, as Westcliff LLC’s manager and majority owner, may be deemed to beneficially own the Securities owned by such accounts, in that they may be deemed to have the power to direct the voting or disposition of those Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Westcliff LLC or Spencer is, for any purpose, the beneficial owner of any Securities to which this Schedule relates, and each of Westcliff LLC and Spencer disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of Westcliff LLC is, for any purpose, the beneficial owner of the Securities, and such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Westcliff LLC is the investment manager of one or more investment partnerships, pooled investment vehicles and/or other client accounts that beneficially hold the Securities and, in that capacity, has been granted the authority to dispose of and vote the Securities held by those accounts.  The client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities and the proceeds from the sale of the Securities.  No single client’s holdings exceed five percent of the Issuer’s common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, each of the signatories certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the signatories certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2007

WESTCLIFF CAPITAL MANAGEMENT, LLC By:/s/ Richard S. Spencer III Richard S. Spencer III Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 7

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: July 24, 2007	WESTCLIFF CAPITAL MANAGEMENT, LLC By: /s/ Richard S. Spencer III Richard S. Spencer III Manager
RICHARD S. SPENCER III /s/ Richard S. Spencer III Richard S. Spencer III